FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:                         June, 2006

Commission File Number :          001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated June 22, 2006, relating to: Lafarge presents its detailed strategic plan “Excellence 2008”

Page 1 of 5 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, June 22 2006

LAFARGE CONFIRMS ITS AMBITION,

PRESENTING ITS DETAILED STRATEGIC PLAN “EXCELLENCE 2008”

Building on the presentation of 23 February, Lafarge today unveils its detailed strategic plan, called “Excellence 2008”. This plan confirms the Group’s determination to be the best in its sector, focused on its strengths, committed to realizing its ambitions and benefiting from a more efficient organization.

The key points of this plan are as follows:

■    An accountable and mobilized management team and organization, with a performance-based culture

■    A program to reduce costs by €400 million by 2008

■    The generation of €1.5 billion in additional cash flow over the next three years

■    A strategy of profitable growth, focused on Cement activity in fast-growing markets and on innovation in Concrete

■    The possible divestment of the Roofing business

■    A renewed commitment to the Group’s values, with priority given to employee safety, corporate governance and sustainable development.

As part of this plan, the Group is raising its targets:

■    Average annual EPS growth of 10% by 2008

■    ROCE of 10% by year-end 2008, up from 8.5% at year-end 2005.

Bruno Lafont, CEO of Lafarge, states:

“Since the announcement of the Group’s strategic plan on 23 February, we have carried out a full review of our performance plans and assets, in concert with our entire organization. We have also rapidly completed the acquisition of the minority interests of Lafarge North America, which will simplify our processes and increase value creation.

The “Excellence 2008” plan that we are presenting today combines our values, the interests of our shareholders and our clear leadership ambition.

Our main growth vector in the coming years will clearly be our Cement business, in particular in fast-growing markets. We will accomplish this through balancing our growth between the construction of new plants and acquisitions, building on the positions that we have built up in recent years. We will do this in strict compliance with our EPS and ROCE targets, while maintaining a strong financial structure.

The divestment of our Roofing business is under consideration, on the condition that we can obtain the full valuation of our assets and maintain a minority interest in this activity, while acting in the best interests of our shareholders.”

Page 2 of 5 Total Pages

1.    Accelerated transformation of the organization

We have begun to transform our organization in order to simplify our processes, accelerate decision making, make managers truly accountable for the performance of their business units and encourage cost reductions, in order to optimize the Group’s development.

Already, the Group’s top management structure has been simplified, with the suppression of the Direction générale level and the reorganization of Group functions. The organization in North America is now aligned with that of the Group, by business line, resulting in the elimination of a hierarchical level. All aggregates and concrete activities, worldwide, are now directly under the authority of the Aggregates & Concrete Division. We have completed the reorganization of our cement technical centers, with a new regional breakdown and reinforced engineering capacities. We have reviewed the main levers of our information systems’ strategy.

All of this makes it possible to launch a new phase of reorganization, towards a greater standardization of our procedures and systems and the development of synergies at country level.

2.    A program to reduce costs by €400 million by 2008

Over the past six months, we have undertaken a detailed review to identify areas for cost reductions within each of the Group’s activities. The current transformation of the Group to create a more efficient organization is one of the vectors for reducing costs. Thanks to this groundwork, we are now able to announce a cost-reduction program of €400 million, which takes into account the expected synergies from the buyout of minority interests in Lafarge North America and €60 million in cost reductions arising from the turnaround plan of the Roofing activity.

3.    €1.5 billion in additional cash flow generation

We will achieve this by pursuing our program to improve working capital requirements, by tight controls on maintenance investments, by lowering the cost of our investments to modernize existing plants or build new capacity, and through a divestment program over €1 billion euros by the end of 2008.

4.    The possible divestment of the Roofing business

The turnaround plan for the Roofing business, the aim of which is to reach an EBITDA of €350 million in 2008, is well underway and progressing rapidly. Lafarge announces its intention to explore opportunities to divest the Roofing business, if valuation conditions are met and the Group can maintain a minority stake in this activity, in the best interests of our shareholders.

5.    A strategy of profitable growth

Lafarge is determined to maintain growth at a sustained pace in the coming years. This growth will be generated first by the Cement business, primarily in fast-growing markets, through the construction of new production capacity and through acquisitions, and by the Aggregates business. It will also be fuelled by an acceleration in the pace and contribution of innovations in all businesses, notably in Concrete.

Page 3 of 5 Total Pages

6.    The Group reaffirms its values to mark its difference and reinforce its leadership

Lafarge reaffirms its commitment to its values of respect, care and excellence. Vital for the realization of its strategic plan and inseparable from the result-oriented culture introduced at all levels of the organization, these values are crucial for the long-term leadership of the Group and for the best valuation of its shareholders’ investment.

Lafarge renews its commitment to being ranked among the world’s most effective industrial groups in terms of employee health and safety, protection of the environment, social responsibility and corporate governance.

Note to Editors:

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier:	33-1 44-34-92-32	Yvon Brind’Amour:	33-1 44-34-11-26
stephanie.tessier@lafarge.com		yvon.brindamour@lafarge.com

Louisa Pearce-Smith:	33-1 44-34-18-18	Danièle Daouphars:	33-1 44-34-11-51
louisa.pearce-smith@lafarge.com		daniele.daouphars@lafarge.com

Lucy Wadge :	33-1 44-34-19-47	Stéphanie Billet :	33-1 44-34-94-59
lucy.wadge@lafarge.com		stephanie.billet@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our cost reduction program, our expected cash flows, our objectives in terms of earnings per share and return on capital employed, the Roofing division’s EBITDA target and our divestment program are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 4 of 5 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 22 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Group Executive Vice President, Finance

Page 5 of 5 Total Pages